UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             RALSTON PURINA COMPANY

                                (Name of Issuer)

               Ralston Purina Company Common Stock ("RAL Stock") and $1.00 par Series A ESOP Convertible Preferred Stock ("ESOP Stock")
convertible into 2.29 shares of RAL Stock. ESOP Stock is not stock of the type described in Section 13(d)(i)of the Securities Exchange Act of 1934.

                         (Title of Class of Securities)

                            751 277 302 (RAL Stock)

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement: \ \. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
1.   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Ralston Purina Benefits Policy Board ("BPB").

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     Not applicable.

3.   SEC USE ONLY:

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     BPB is an unincorporated committee consisting of employees of the Issuer with fiduciary responsibility for the administration of the Issuer's Savings Investment Plan (the "Plan"), a 401K Plan with an ESOP feature.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:            0

6.   SHARED VOTING POWER:          0

7.   SOLE DISPOSITIVE POWER:       0

8. SHARED DISPOSITIVE POWER: As of November 1, 1996, 1,113,246 shares of RAL Stock allocated to participant accounts and 2,891,509 allocated and unallocated shares of ESOP Stock convertible into 6,621,556 shares of RAL Stock. The BPB has authority to make amendments to the Plan, which amendments may include the deletion of the RAL Stock Fund or the ESOP Preferred Stock Fund as investment funds of the Plan. Upon such amendment, if made, the Trustee for the Plan would be required to sell, redeem, or otherwise dispose of shares of such stocks held with respect to such funds and transfer the proceeds to other accounts established on behalf of the participants.

     Dividends with respect to shares of RAL Stock and ESOP Stock allocated to participant accounts are paid into such accounts or, in the case of ESOP Stock, may be paid directly to participants. Dividends with respect to unallocated shares of ESOP Stock are, by the terms of the Plan, paid into the Ralston Purina Savings Investment Trust (the "SIP Trust") and used to pay principal and interest on notes issued by the Trust. By the terms of the Plan shares of stock allocated to participant accounts may only be distributed to participants upon retirement or other termination of employment or, in certain limited circumstances, hardship withdrawals. Shares of ESOP Stock may only be held by the Trustee of the SIP Trust and so must be converted into shares of RAL Stock prior to such distribution to participants. Participants have a limited right of diversification with respect to accounts in the RAL Stock Fund (but not the ESOP Preferred Stock
     Fund) but upon any participant election to transfer accounts from the RAL Stock Fund, shares of RAL Stock may be sold and the proceeds thereof transferred to other investment funds of the Plan. Unallocated shares of ESOP Stock are subject to a security interest securing the notes issued by the SIP Trust and upon payments on such notes, shares of such stock are released from such security interest and allocated to participant accounts.


     On May 15, 1995, the Issuer exchanged each outstanding share of Ralston-Continental Baking Group Common Stock ("CBG Stock") for .0886 shares of RAL Stock, which now represents the issuer's sole class of common stock. The exchange was authorized by the Issuer's Articles of Incorporation. As a result of the exchange, the terms of the ESOP Stock were adjusted to provide that shares of such Stock were convertible only into 2.29 shares of RAL Stock. Upon the exchange, all shares of CBG Stock allocated to participant accounts in the Plan were exchanged for shares of RAL Stock, and the CBG Stock Fund in the Plan was thereafter deleted.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:

     1,113,246  shares  of  RAL  Stock  and  2,891,509  shares  of  ESOP   Stock
     convertible into 6,621,556 shares of RAL Stock. Reporting Person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

     6.87% of outstanding RAL Stock and RAL Stock convertible from ESOP Stock (in the aggregate).

12.  TYPE OF REPORTING PERSON:

     EP

SCHEDULE 13G

Item 1.

(a)  Name of Issuer:  Ralston Purina Company

(b)  Address of Issuer's Principal Executive Offices:
     Checkerboard Square, St. Louis, MO 63164

Item 2.

(a)  Name of Person Filing:  BPB
(b)  Address of Principal Business Office or, if none, Residence:
     Checkerboard Square, St. Louis, MO 63164

(c)  Citizenship:        See responses to Item 4 on Cover Sheets

(d) Title of Class of Securities: RAL Stock and ESOP Stock convertible into RAL Stock.

(e)  CUSIP Number:  751 277 302 (RAL Stock).

Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13d-

2(b),

     check whether the person filing is a:


(a)  Broker or Dealer registered under Section 15 of the Act:  No

(b)  Bank as defined in section 3(a)(6) of the Act:  No

(c)  Insurance Company as defined in section 3(a)(19) of the Act:  No

(d)  Investment Company registered under section 8 of the Investment Company
     Act:  No.

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940: No

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
     Section 240. 13d-1(b)(1)(ii)(F):  Yes

(g) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7): No

(h)  Group, in accordance with Section 240. 13d-1(b)(l)(ii)(H):  No

Item 4.        Ownership


     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     This Schedule was inadvertently not filed by February 14, of 1996 to report ownership levels as of December 31, 1995. Ownership levels disclosed herein are as of November 1, 1996. Reporting Person will file another
     Schedule 13G by February 14, 1997 to disclose ownership levels as of December 31, 1996.


(a)  Amount Beneficially Owned:    See Response to Item 9 on Cover Sheet

(b)  Percent of Class:   See Response to Item 11 on Cover Sheet

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:             0
     (ii)  shared power to vote or to direct the vote:                0
     (iii) sole power to dispose or to direct the disposition of:     0
     (iv)  shared power to dispose or to direct the disposition of:
           See response to Item 8 on Cover Sheet

Item 5.        Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than five percent of the class of securities, check the following:    Not
     Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.


     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which

Acquired

     the Security Being Reported on By the Parent Holding Company


     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.
Item 8.        Identification and Classification of Members of the Group


     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
     Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

Item 9.        Notice of Dissolution of Group


     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

Item 10. Certification


     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 4, 1996

Signature:



C. S. Sommer, Secretary
Ralston Purina Benefits Policy Board

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